

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2024

Kai Talarek
Chief Financial Officer
Fortitude Life Insurance & Annuity Company
Ten Exchange Plaza
Suite 2210
Jersey City, New Jersey 07302

Re: Fortitude Life Insurance & Annuity Company
   Form 10-K for the Fiscal Year Ended December 31, 2023
   File No. 333-44202

Dear Kai Talarek:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Finance